Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

BFC Financial Corporation:

We consent to the use of our report dated February 3, 2003, except as to note 25, which is as of February 11, 2005, with respect to the consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows of BFC Financial Corporation and subsidiaries for the year ended December 31, 2002, included herein and to the reference to our firm under the headings “Experts”, “Summary Consolidated Financial Data”, “Summary Parent Company Only Financial Data”, “Selected Consolidated Financial Data” and “Selected Parent Company Only Financial Data” in the prospectus.

Our report refers to a change in method of accounting for goodwill and intangible assets in 2002.

KPMG LLP

Fort Lauderdale, Florida
May 25, 2005